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             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                         GUARANTEED DEATH BENEFIT RIDER





This rider is a part of the policy to which it is attached if it is listed in the specifications page. The rider is issued in consideration of the payment of the amount shown in the specifications page.

While this rider is in effect, the policy will not lapse if the following tests are met:

1. Within 48 months following the date this policy is issued and the effective date of issue of any increase in the face amount, the sum of your payments less any outstanding loans, partial withdrawals and partial withdrawal transaction charges is greater than the minimum monthly payment multiplied by the number of months which have elapsed since that date; and

2. On each policy anniversary, (a) must exceed (b) where, since the date this policy was issued:

     a) is the sum of your payments less any partial withdrawals, partial withdrawal transaction charges and any outstanding loan which is classified as a preferred loan; and

     b) is the sum of the minimum guaranteed death benefit payments. The minimum guaranteed death benefit payment amount is shown on the specifications page or on a new specifications page in the event of a policy change. The minimum guaranteed death benefit payment will be prorated in any year in which there is a policy change.

If the policy value is less than the monthly deduction, the entire policy value will be applied to this charge.

If this rider is in effect on the final payment date, a death benefit will be provided while this rider remains in force. The death benefit will be the face amount as of the final payment date or the policy value as of the date due proof of death is received by the Company, whichever is greater. Monthly insurance charges will not be deducted after the final payment date if the policy qualifies for the Guaranteed Death Benefit.

The Guaranteed Death Benefit will end and may not be reinstated on the first to occur of the- following:

1.   Foreclosure of an outstanding loan; or

2. The date on which the sum of your payments does not meet or exceed the applicable Guaranteed Death Benefit test; or

3.   Any policy change that results in a negative guideline level premium; or

4. The effective date of a change from the Death Benefit Option 2 to Option 1 if such change occurs within 5 policy years of the final payment date; or

5.   A request for a preferred loan is made after the final payment date.

It is possible that the policy value will not be sufficient to keep the policy in force on the first monthly processing date following the date this rider terminates. The net amount payable to keep the policy in force will never exceed three monthly deductions.


FORM  1099-97                          1


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                    Signed for the Company at Dover, Delaware







     Secretary                                                   President














FORM  1099-97                          2